VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

July 16, 2012

Re:	Assured Guaranty Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated July 2, 2012, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 for Assured Guaranty Ltd. (the “Company”).

We appreciate the Staff’s comments and have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 5 — Financial Guaranty Insurance Contracts

Loss Estimation Process, page 193

1.              Please tell us whether and, if so, how you factor potential reductions in defaults and foreclosures for mortgages that are subject to temporary government foreclosure moratoriums in your loss reserve estimation process.

Company Response

The Company’s loss estimation models do not explicitly factor in an impact for temporary government foreclosure moratoriums. However, the Company’s loss reserve models do take into account current trends in loss severities, default rates, prepayment speeds and other factors impacting transaction cash flows and ultimate losses. These factors, which are integral elements of the Company’s reserve estimation methodology, are updated on a quarterly basis based on current U.S. RMBS performance data, which contain (where applicable) the actual impact of foreclosure moratoriums and other factors affecting the US real estate market. Foreclosure moratoriums may, in some instances, delay default resolution and prolong foreclosure timelines without ultimately curing the underlying borrower defaults or reducing losses.

Note 8. Consolidation of Variable Interest Entities, page 240

2.              You disclose that the trustee reports that you use to consolidate your FG VIEs are prepared by outside parties and are not available within your time constraints causing your FG VIEs to be consolidated on a lag and that you adjust the FG VIE financial statements for material events that occur between the lag date until the balance sheet date. Please tell us the period of the FG VIEs that you consolidate into your consolidated financial statements to explain how the lag is created. Also, provide us an analysis of the nature, amount and date of the material events for which you adjust the FG VIE financial statements, the source of this information and the authoritative literature supporting your accounting treatment to record on a lag and to adjust for material events.

Company Response

The Company consulted SEC Regulation S-X, Rule 3A-02, when formulating its accounting policy to account for consolidated FG VIEs.  Rule 3A-02 states that,

“In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant…..In any case, the disclosures required by Rule 3A-03 should clearly explain the accounting policies followed by the registrant in this area….”

Among the factors we considered in determining the most meaningful presentation of FG VIE financial statements was the guidance in Rule 3A-02, paragraph (b), which states:

“(b) DIFFERENT FISCAL PERIODS: Generally, registrants shall not consolidate any entity whose financial statements are as of a date or for periods substantially different from those of the registrant. Rather, the earnings or losses of such entities should be reflected in the registrant’s financial statements on the equity method of accounting. However:

(1) A difference in fiscal periods does not of itself justify the exclusion of an entity from consolidation. It ordinarily is feasible for such entity to prepare, for consolidation purposes, statements for a period which corresponds with or closely approaches the fiscal year of the registrant. Where the difference is not more than 93 days, it is usually acceptable to use, for consolidation purposes, such entity’s statements for its fiscal period. Such difference, when it exists, should be disclosed as follows: the closing date of the entity should be expressly indicated, and the necessity for the use of different closing dates should be briefly explained. Furthermore, recognition should be given by disclosure or otherwise to the effect of intervening events which materially affect the financial position or results of operations.”

The Company has limited contractual rights to obtain the financial records of its consolidated FG VIEs.  The FG VIEs do not prepare separate GAAP financial statements; therefore, the Company compiles GAAP financial statements for them based on trustee reports received.  Such trustee reports are not available to the Company until approximately 30 days after the end of any given reporting period.  The time required to perform adequate reconciliations and analyses over the information in these trustee reports results in a one quarter lag in reporting the FG VIE’s activities.  The Company records the fair value of FG VIE assets and liabilities based on modeled prices.  The Company updates the model assumptions each reporting period for the most recent available information, which incorporates the impact of material events that may have occurred since the quarter lag date.  .  Since the impact of these events is embedded in the change in fair value of FG VIEs, the Company does not maintain a separate analysis quantifying the impact for updating these assumptions,

3.              You disclose that you determined that eight additional VIEs required consolidation during 2011 based on the assessment of your control rights over servicer or collateral manager replacement given that servicing/managing collateral were deemed to be the VIEs’ most significant activities. Please tell us whether the control rights over servicer or collateral manager replacement existed prior to 2011 and, if so, why these VIE’s were not consolidated prior to 2011. Please also tell us why you consolidated two more VIE’s in the first quarter ended March 31, 2012.

Company Response

By way of background, as part of its financial guaranty business, the Company provides financial guarantees with respect to certain debt obligations of special purpose entities, typically structured finance FG VIEs.  The Company has not originated any structured finance FG VIEs, does not act as the servicer or collateral manager for any FG VIE transactions that it insures, does not set the underwriting guidelines or select the assets for these FG VIEs, and does not prescribe the activities of the FG VIE.  The purpose and design of these FG VIEs was to provide an opportunity to invest in securities issued in structured finance transactions that are collateralized by the FG VIE assets.  The Company agreed to insure the timely payment of principal and interest for a transaction’s insured tranches.  For the reasons noted above, the Company generally has determined that it was not the primary beneficiary for FG VIEs at a transaction’s inception.

As part of the Company’s underwriting process when considering whether to insure certain of a transaction’s tranches, the Company negotiates for and obtains protective rights that, effective upon the occurrence of specific events (such as a claim payment being made by the Company or the downgrade of the transaction’s servicer/collateral manager or a covenant breach by the transaction’s servicer/collateral manager) subsequently become control rights (as defined in the accounting literature).  These protective rights are subject to negotiation and therefore vary significantly from transaction to transaction. In some but not all cases,  upon the occurrence of a trigger event these protective rights give the Company the unilateral ability to remove and replace the transaction’s servicer, which leads the Company to conclude that it is the control party under ASC 810-10-25-38c.

The Company continuously monitors its ability to exercise its protective rights to determine whether it becomes the control party of a VIE under GAAP.  The Company consolidated eight additional VIEs in 2011 and two additional VIE in the first quarter of 2012 when trigger events gave the Company the right to replace the servicer or collateral manager and, therefore, the protective rights over the relevant VIEs became control rights.

Additionally, the Company consolidated two VIEs in the first quarter of 2012 because they met our criteria for consolidation as discussed above.

4.             Please provide us proposed disclosures to be included in future periodic filings that discuss the significant facts and assumptions in determining that consolidation of VIEs where you do not have a controlling financial interest is not required. Please also tell us the number of VIE’s not consolidated and the fair value of the assets and liabilities of the VIE’s not consolidated.

Company Response

In response to your comment, the Company will enhance its disclosure commencing with its Form 10-Q filing for the quarter ended June 30, 2012 as follows (wording changes to the Company’s previous disclosure are underlined):

“As part of the terms of its financial guaranty contracts, the Company obtains certain protective rights with respect to the VIE that are triggered by the occurrence of certain events, such as failure to be in compliance with a covenant due to poor deal performance or a deterioration in a servicer or collateral manager’s financial condition. At deal inception, the Company typically is not deemed to control a VIE; however, once a trigger event occurs, the Company’s control of the VIE typically increases. The Company continuously evaluates its power to direct the activities that most significantly impact the economic performance of VIEs that have debt obligations insured by the Company, such as its ability to unilaterally terminate and replace the servicer upon the occurrence of certain triggering events, and, accordingly, where the Company is obligated to absorb VIE losses that could potentially be significant to the VIE. The Company obtains protective rights under its insurance contracts that give the Company additional controls over a VIE if there is either deterioration of deal performance or in the financial health of the deal servicer. The Company is deemed to be the control party for financial reporting purposes, typically when its protective rights give it the power to both terminate and replace the deal servicer, which are characteristics specific to the Company’s financial guaranty contracts.  If the Company’s protective rights that could make it the control party have not been triggered, then it does not consolidate the VIE.  As of June 30, 2012, the Company had issued financial guaranty contracts for approximately 1,200 VIEs that it did not consolidate.”

The Company does not possess the market price information to determine the fair value of the of the assets and liabilities of entities that it does not consolidate, as it only determines the fair value for those FG VIEs that it is required to consolidate.  Therefore, we do not have the information to disclose the fair value of the assets and liabilities for FG VIEs not consolidated.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Consolidated Financial Statements (unaudited)

Notes to Consolidated Financial Statements

Note 4. Financial Guaranty Insurance Contracts, page 13

5.              You disclose on page 66 that over the past several years you entered into several commutations in order to reassume previously ceded books of business from BIG financial guaranty companies and your other reinsurers. These commutations of ceded business resulted in gains of $83.3 million and $24.1 million for first Quarter 2012 and 2011 and resulted in an increase in your net unearned premium reserve of $106.1 million during the quarter ended March 31, 2012. Please tell us how you estimated the effect of the commutations in establishing your financial guarantee insurance claim liabilities.

Company Response

When the Company commutes a financial guaranty reinsurance contract, all amounts recorded on that specific contract are removed from the balance sheet and a resulting gain or loss on the commutation is recorded.  As a result, the effect of the commutations on claim liabilities was the reduction of any reinsurance recoverable (i.e. ceded claim liability) recorded on the balance sheet relating to the reinsurance contracts commuted.

The Company’s Approach to Projecting Losses in U.S. RMBS

First Quarter-End 2012 U.S. RMBS Loss Projections, page 20

6.              You disclose that you generally use the same methodology to project the credit received from recoveries in R&W at March 31, 2012 as December 31, 2011 except for certain refinements of benefits due to ongoing discussions with R&W providers. Please tell us about these refinements including their nature and the amount of their effect on the projected loss estimate for all periods presented.

Company Response

During the first quarter of 2012, the Company’s negotiations with one of the providers of the representations and warranties for a group of transactions progressed to a point that caused the Company to adjust its recovery scenarios to reflect a higher probability of success.  The resulting change increased its projected recovery by approximately $80 million.  The Company did not change its method for projecting the credit received from recoveries.  The projected benefit increased due to a change in the Company’s estimate of recoveries.

In the first quarter of 2011, the Company updated its recovery scenarios to reflect a higher probability of success as a result of its agreement with Bank of America and its optimism about potential future agreements.  These changes resulted in a $496.2 million increase in the expected benefit to be received by the Company due to breaches of representations and warranties in the first quarter of 2011, $411.2 million of which pertained to Bank of America transactions.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact William Findlay, at (212) 261-5508, or me, at (212) 261-5511 or (441) 278-6633, if you have any questions regarding our response to your comments.

Sincerely,

Robert Bailenson
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Gus Rodriguez, Accounting Branch Chief, Division of Corporate Finance
Ibolya Ignat, Staff Accountant, Division of Corporate Finance
William Findlay, Managing Director of Accounting Policy, Assured Guaranty
Laura Bieling, Managing Director / Controller, Assured Guaranty